MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

As of May 7, 2024

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022 (the “2023 Financial Statements”) and the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2024 and 2023 (the “Q1 2024 Financial Statements”) and the related notes thereto which have been prepared in accordance with International Financial Accounting Standard 34, Interim financial reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings, including its annual information form, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of May 7, 2024. The information and discussion provided in this MD&A covers the three months ended March 31, 2024 and 2023, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are to Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note 35 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2023 dated March 22, 2024 and its Management Information Circular dated May 8, 2023, which are available on SEDAR+ and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cashflow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income, adjusted EBITDA, net debt and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section 22 of this MD&A.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Fortuna | 3

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, Peru, and Senegal. The Company produces silver, gold, and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Yaramoko gold mine (“Yaramoko” or the “Yaramoko Mine”) located in southwestern Burkina Faso, the underground San Jose silver and gold mine (“San Jose” or the “San Jose Mine”) located in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and the open pit Séguéla gold mine (“Séguéla”, or the “Séguéla Mine”) located in southwestern Côte d’Ivoire. Each of the Company's producing mines is generally considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI.

CORPORATE DEVELOPMENTS

Normal Course Issuer Bid

On April 30, 2024, Fortuna announced that the TSX had approved the renewal of the Company’s normal course issuer bid (NCIB) program to purchase up to 15,287,201 common shares, being 5% of its outstanding common shares as at April 26, 2024. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2024 and will expire on the earlier of:

●	May 1, 2025;
●	The date Fortuna acquires the maximum number of common shares allowable under the NCIB; or
●	The date Fortuna otherwise decides not to make any further repurchases under the NCIB.

During the first quarter of 2024, the Company repurchased 1,030,375 common shares through its NCIB program which operated during the period from May 2, 2023 to May 1, 2024, at an average price of $3.42 per share, totaling $3.5 million.

Franco Nevada Royalty

On April 1, 2024, the Company exercised its right to acquire one-half of the 1.2% net smelter return royalty at the Séguéla Mine for $10.0 million Australian Dollars as per a royalty agreement with Franco Nevada Corporation dated March 30, 2021.

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Financial

●	Sales were $224.9 million, an increase of 28% from the $175.7 million reported in the three months ended March 31, 2023 (“Q1 2023”)
●	Mine operating income was $69.9 million, an increase of 73% from the $40.4 million reported in Q1 2023
●	Operating income was $47.1 million, an increase of 97% from the $23.9 million in operating income reported in Q1 2023
●	Net income was $29.1 million or $0.09 per share, an increase from $11.9 million or $0.04 per share reported in Q1 2023

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

●	Adjusted net income (refer to Non-IFRS Financial Measures) was $29.6 million compared to $13.2 million in Q1 2023, representing a 124% quarter-over-quarter increase
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $95.2 million compared to $65.3 million reported in Q1 2023, representing a 46% quarter-over-quarter increase
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $12.1 million compared to $8.5 million reported in Q1 2023, representing a 42% quarter-over-quarter increase
●	Net cash provided by operating activities was $48.9 million, an increase of 17% from the $41.8 million reported in Q1 2023

Operating

●	Gold production of 89,678 ounces, a 49% increase from Q1 2023
●	Silver production of 1,074,571 ounces, a decrease of 32% from Q1 2023
●	Lead production of 9,530,584 pounds, in line with Q1 2023
●	Zinc production of 12,182,745 pounds, a decrease of 7% from Q1 2023
●	Consolidated All-in Sustaining Costs (“AISC”) of $1,495 per ounce on a gold equivalent sold basis compared to $1,514 per ounce for Q1 2023. See “Non-IFRS Measures - All-in Sustaining Cash Cost per Ounce of Gold Equivalent Sold” for additional information

Health & Safety

For the first quarter of 2024, the Company recorded four lost time injuries (“LTI”), four restricted work injuries (“RWI”) and three medical treatment injuries (“MTI”) over 3.5 million hours worked. The year-to-date LTI frequency rate (“LTIFR”) at the end of this quarter was 1.13 (0.56 in Q1 2023) lost time injuries per million hours worked while the year-to-date total recordable injury frequency rate (“TRIFR”) was 3.10 (1.39 in Q1 2023) total recordable injuries per million hours worked.

Environment

No serious environmental incidents, no incidents of non-compliance related to water permits, standards, and regulations and no significant environmental fines were recorded during the first quarter of 2024.

Community Engagement

During the first quarter of 2024, there were no significant disputes at any of our sites. We also recorded 224 local stakeholder engagement activities during the period These included consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

Climate Change

On February 8, 2024, Fortuna Silver Mines Inc. announced its objectives, metrics, and targets concerning its greenhouse gas (“GHG”) emissions reduction pathways as part of the commitments contained in its Climate Change position statement disclosed in April 2022. To this end, Fortuna has set a target to reduce Scope 1 and Scope 2 GHG emissions by 15 percent in 2030, compared to “business as usual” (“BAU”) forecast GHG emissions in 2030 if no intervention measures were taken. Fortuna is also committed to supporting the global ambition of net-zero GHG emissions by 2050 through investing in technology, energy efficiency initiatives, and renewable energy over the long-term, where such investments are reliable, affordable, and competitive.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights

A summary of the Company’s consolidated financial and operating results for the three months ended March 31, 2024 are presented below:

	Three months ended March 31,
Consolidated Metrics	2024	2023	% Change
Selected highlights
Silver
Metal produced (oz)	1,074,571	1,586,378	(32%)
Metal sold (oz)	1,073,945	1,593,945	(33%)
Realized price ($/oz)	23.43	22.52	4%
Gold
Metal produced (oz)	89,678	60,092	49%
Metal sold (oz)	87,864	64,662	36%
Realized price ($/oz)	2,087	1,893	10%
Lead
Metal produced (000's lbs)	9,531	9,509	0%
Metal sold (000's lbs)	9,825	8,782	12%
Zinc
Metal produced (000's lbs)	12,183	13,051	(7%)
Metal sold (000's lbs)	12,466	13,815	(10%)
Unit Costs
Cash cost ($/oz Au Eq)[1]	879	916	(4%)
All-in sustaining cash cost ($/oz Au Eq)[1]	1,495	1,514	(1%)

Mine operating income	69.9	40.4	73%
Operating income	47.1	23.9	97%
Attributable net income	26.3	10.9	141%
Attributable income per share - basic	0.09	0.04	125%
Adjusted attributable net income[1]	26.7	12.2	119%
Adjusted EBITDA[1]	95.2	65.3	46%
Net cash provided by operating activities	48.9	41.8	17%
Free cash flow from ongoing operations[1]	12.1	8.5	42%
Capital Expenditures[2]
Sustaining	25.8	27.9	(8%)
Non-sustaining[3]	8.8	1.2	633%
Séguéla construction	—	25.7	(100%)
Brownfields	6.7	4.9	37%
As at	March 31, 2024	December 31, 2023	% Change
Cash and cash equivalents	87.7	128.1	(32%)
Total assets	1,947.4	1,876.2	4%
Debt	167.6	206.8	(19%)
Equity attributable to Fortuna shareholders	1,260.8	1,238.4	2%
[1] Refer to Non-IFRS financial measures
[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

FINANCIAL RESULTS

Sales

	Three months ended March 31,
	2024	2023	% Change
Provisional sales $
Lindero	45.2	51.2	(12%)
Yaramoko	56.9	56.0	2%
Séguéla	72.2	-	100%
San Jose	24.0	43.2	(44%)
Caylloma	26.9	25.2	7%
Adjustments[1]	(0.3)	0.1	(400%)
Total sales $	224.9	175.7	28%
[1] Adjustments consists of mark to market, final price and assay adjustments
Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

First Quarter 2024 vs First Quarter 2023

Consolidated sales for the three months ended March 31, 2024 were $224.9 million, a 28% increase from the $175.7 million reported in the same period in 2023. Sales by reportable segment for the three months ended March 31, 2024 were as follows:

●	Lindero recognized adjusted sales of $45.2 million from the sale of 21,719 ounces of gold, a 12% decrease from the same period in 2023. Sales decreased at Lindero as a result of lower ounces sold from lower production and timing as 1,700 ounces were still in inventory at the end of the quarter. This was partially offset by higher realized metal prices of $2,072 per gold ounce compared to $1,885 in the previous period. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $56.9 million from the sale of 27,171 ounces of gold which was 2% higher than the same period in 2023. Higher gold sales at Yaramoko were primarily driven by higher metal prices of $2,095 per gold ounce compared to $1,899 in the comparable period which offset lower production due to a planned mill maintenance shutdown. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.
●	Séguéla recognized adjusted sales of $72.2 million from the sale of 34,450 ounces of gold. The mine was under construction in the same period for 2023. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	San Jose recognized adjusted sales of $24.0 million, a 44% decrease from the $43.2 million reported in the same period in 2023. The decrease in sales was primarily driven by lower production from lower tonnes milled and lower grades as the mine exhausts Mineral Reserves in line with the mine plan. This was partially offset by higher metal prices. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $26.9 million compared to $25.2 million reported in the same period in 2023. The increase in sales was primarily the result of increased production of silver and lead offsetting lower zinc production. Higher silver prices for the quarter also offset lower zinc prices. See "Results of Operations – Caylloma Mine, Peru" for additional information.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Operating Income (Loss) and Adjusted EBITDA2

	Three months ended March 31,
	2024%[1]		2023%[1]
Operating income (loss)
Lindero	7.7	17%	6.5	13%
Séguéla	22.8	32%	(0.2)	0%
Yaramoko	19.5	17%	14.5	26%
San Jose	(1.2)	(5%)	7.2	17%
Caylloma	8.3	31%	8.3	32%
Corporate	(10.0)		(12.4)
Total	47.1	21%	23.9	14%

Adjusted EBITDA[2]
Lindero	21.3	47%	19.1	37%
Séguéla	44.6	62%	-	0%
Yaramoko	28.6	50%	30.6	55%
San Jose	(0.8)	(3%)	17.3	40%
Caylloma	11.4	43%	11.3	44%
Corporate	(9.9)		(13.0)
Total	95.2	42%	65.3	37%
[1] As a Percentage of Sales
[2] Refer to Non-IFRS Financial Measures
Figures may not add due to rounding

First Quarter 2024 vs First Quarter 2023

Operating income for the three months ended March 31, 2024 was $47.1 million, an increase of $23.2 million over the same period in 2023 which was primarily due to:

●	Higher operating income at the Lindero Mine was the result of the expiration of the export duty of 8% on gold sales at the end of 2023 and lower plant costs, partially offset by lower capitalized stripping.
●	Yaramoko saw an increase in operating income of $5.0 million primarily driven by higher metal prices offsetting lower production as described above as well as lower depletion as a result of lower units of production and lower processing costs as the plant processed higher grade tonnes.
●	Séguéla recognized operating income of $22.8 million in the first quarter. In the comparable period the mine was still under construction. Operating income at Séguéla included $15.8 million in depletion related to the purchase price of Roxgold Inc. in 2021.
●	San Jose recognized an operating loss for the first quarter of 2024 of $1.2 million compared to operating income of $7.2 million for the same period of 2023. The decrease in operating income was primarily due to lower sales as the mine approaches the end of the life of its Mineral Reserves. This was partially offset by lower depletion due to an impairment of the San Jose Mine in the fourth quarter of 2023.
●	Operating income at the Caylloma Mine for the first quarter of 2024 was comparable to the same period of 2023 with higher sales offsetting changes in costs.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $95.2 million for the three months ended March 31, 2024, an increase of $29.9 million over the same period in 2023. Higher adjusted EBITDA was primarily the result of contributions from the Séguéla Mine, which was still under construction in the comparable period of 2023, which offset the adjusted EBITDA loss at San Jose.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the three months ended March 31, 2024 was $29.1 million. Refer to the section entitled “Non-IFRS Measures” for more detailed information.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost (“AISC”)

First Quarter 2024 vs First Quarter 2023

Consolidated AISC per gold equivalent ounce (“GEO”) sold for the first quarter of 2024 was $1,495 compared to $1,514 for the comparable quarter of 2023. The decrease was primarily the result of lower cash costs being offset by higher sustaining capital expenditures primarily at Lindero due to the construction of the heap leach pad expansion, increased brownfields exploration at Séguéla to advance identified prospects and higher royalties in the period due to higher production, metal prices and a change of the royalty regime in Burkina Faso. Adjusting for San Jose, all-in sustaining costs per gold equivalent ounces was $1,412 for the current quarter.

General and Administrative (“G&A”) Expenses

	Three months ended March 31,
(Expressed in millions)	2024	2023	% Change
Mine G&A	7.5	6.0	25%
Corporate G&A	8.4	6.7	25%
Share-based payments	2.2	2.1	5%
Workers' participation	0.1	0.1	0%
Total	18.2	14.9	22%

G&A expenses for the three months ended March 31, 2024 increased 22% to $18.2 million compared to $14.9 million reported in the same period in 2023. The increase was the result of Séguéla commencing production and costs no longer being capitalized and timing of corporate expenses.

Foreign Exchange Loss

Foreign exchange loss for the three months ended March 31, 2024 increased $2.5 million to $4.1 million compared to $1.6 million reported in the same period in 2023. Foreign exchange losses for the quarter were due to $1.3 million in costs associated with the purchase of Euros on the open market in Côte d’Ivoire as part of the repatriation of funds as well as the devaluation of the Euro and the impact on West African Franc denominated receivables.

Income Tax Expense

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Burkina Faso, Australia, and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate (“ETR”) including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws, and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Income tax expense for the three months ended March 31, 2024 was $14.5 million compared to $7.9 million reported in the same period in 2023. The $6.6 million increase in the income tax expense was a result of Séguéla starting to accrue income taxes and partially offset by lower income tax expenses at San Jose due to lower income before tax.

The ETR for the three months ended March 31, 2024 was 33% compared to 40% for the same period in 2023. The decrease of 7% is primarily a result of higher net income before tax, the San Jose Mine no longer generating taxable income and withholding taxes paid on intercompany dividends in the first quarter of 2023.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in the Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended March 31,
	2024	2023
Mine Production
Tonnes placed on the leach pad	1,547,323	1,478,148

Gold
Grade (g/t)	0.60	0.71
Production (oz)	23,262	25,258
Metal sold (oz)	21,719	26,812
Realized price ($/oz)	2,072	1,885

Unit Costs
Cash cost ($/oz Au)[1]	1,008	891
All-in sustaining cash cost ($/oz Au)[1]	1,634	1,424

Capital Expenditures ($000's) [2]
Sustaining	9,807	7,745
Sustaining leases	598	598
Non-sustaining	154	187
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

2 Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

During the first quarter of 2024, total mined ore was 2.0 million tonnes at a stripping ratio of 0.54:1. A total of 1,547,323 tonnes of ore was placed on the heap leach pad at an average gold grade of 0.60 g/t, containing an estimated 29,670 ounces of gold. Gold production for Q1 2024 totaled 23,262 ounces, an 8% decrease from the first quarter of 2023, primarily due to lower head grades. Lower mined grades are aligned with the mining sequence and the Mineral Reserves estimates.

The cash cost per ounce of gold for the quarter ending March 31, 2024 was $1,008 compared to $891 in the same period of 2023. The increase in cash cost per ounce of gold was primarily related to higher ounces sold in the comparable period due to higher production, timing of sales as 1,700 ounces of gold were still in inventory at the end of the period and additional rental equipment.

The all-in sustaining cash cost per gold ounce sold during Q1 2024 was $1,634, up from $1,424 in the first quarter of 2023. The increase in the quarter was primarily due to increased cash costs, higher capital expenditures related to the heap leach expansion and higher general and administrative costs.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

As of March 31, 2024, the $51.8 million leach pad expansion project ($41.7 million capital investment in 2024) was approximately 35% complete. The construction package of the project commenced in January 2024, and is 18% complete, with contractors on site undertaking earthworks and construction of the impulsion line. The procurement and construction management (“PCM”) service was awarded to Knight Piésold consultants, with the PCM project offices installed and personnel onsite as of the third quarter of 2023. Procurement is 92% complete, with critical path items onsite. The final shipments of geomembrane and geosynthetic clay liner  are currently in transit, and the pump manufacturing for the new impulsion line are all on schedule. In addition to the current works, liner installation and major mechanical works are expected to commence in the second quarter of 2024. The project is scheduled to be substantially complete in the fourth quarter of 2024, with operations beginning ore placement by the end of 2024 according to the stacking plan for the year.

Yaramoko Mine, Burkina Faso

The Yaramoko Mine is located in southwestern Burkina Faso, and began commercial production in 2016. The operation consists of two underground mines feeding ore to a traditional gold processing facility where the ore is crushed, milled and subject to carbon-in-leach extraction processes, prior to electrowinning and refining where gold is poured to doré bars. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended March 31,
	2024	2023
Mine Production
Tonnes milled	107,719	139,650

Gold
Grade (g/t)	8.79	5.94
Recovery (%)	98	97
Production (oz)	27,177	26,437
Metal sold (oz)	27,171	29,472
Realized price ($/oz)	2,095	1,899

Unit Costs
Cash cost ($/oz Au)[1]	752	819
All-in sustaining cash cost ($/oz Au)[1]	1,373	1,509

Capital Expenditures ($000's) [2]
Sustaining	9,573	13,549
Sustaining leases	1,050	1,359
Brownfields	1,410	1,191
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the first quarter of 2024, Yaramoko mined 123,877 tonnes of ore at an average grade of 8.30 g/t Au containing an estimated 33,053 ounces of gold. Mill production was 27,177 ounces of gold with an average gold head grade of 8.79 g/t. This represents a 3% and 48% increase when compared to the same period in 2023. A planned mill maintenance shutdown reduced mill throughput in the first quarter of 2024.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

The cash cost per ounce of gold sold for the quarter ended March 31, 2024, was $752, compared to $819 in the same period in 2023. The decrease for the quarter is mainly attributed to higher head grades, which demand lower direct costs per ounce. This was partially offset by higher royalties due to higher metal prices and a change in the royalty regime in Burkina Faso which increased the royalty rate from 5% to 7% when the gold price is over $2,000 per ounce.

The all-in sustaining cash cost per gold ounce sold was $1,373 for the quarter ended March 31, 2024, compared to $1,509 in the same period of 2023. The change in the quarter was primarily due to the decreased cash cost described above, and reduced capital expenditures.

Drilling focused on infill grade control and exploring for extensions beyond the mineralized resource envelope in the deeper eastern and western portions of the 55 Zone. Stoping operations at the QVP orebody accelerated with batch mill tests confirming grade expectations.

In early April, the Government of Ghana issued a directive which stopped the export of electricity to its neighbouring countries, including Burkina Faso.  As a consequence, Yaramoko has supplemented electricity used in its operations from the national grid with self-generated backup power.  Production at Yaramoko has not been affected; however, Management is currently monitoring the increase in costs of the alternative energy supplies.

Séguéla Mine, Côte d’Ivoire

The Séguéla Mine is located in the Woroba District of Côte d’Ivoire, and began commercial production on July 1, 2023. The operation consists of an open pit mine, feeding ore to a single stage crushing circuit, with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended March 31,
	2024	2023
Mine Production
Tonnes milled	394,837	-
Average tonnes crushed per day	4,339	-

Gold
Grade (g/t)	2.79	-
Recovery (%)	94	-
Production (oz)	34,556	-
Metal sold (oz)	34,450	-
Realized price ($/oz)	2,095	-

Unit Costs
Cash cost ($/oz Au)[1]	459	-
All-in sustaining cash cost ($/oz Au)[1]	948	-

Capital Expenditures ($000's) [2]
Sustaining	3,027	-
Sustaining leases	2,265	-
Non-sustaining	1,035	-
Brownfields	4,896	-
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Fortuna | 12

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

In the first quarter of 2024, mined material totaled 420,538 tonnes of ore, averaging 2.23 g/t Au, and containing an estimated 30,192 ounces of gold from the Antenna and Ancien pits. Movement of waste during the quarter totaled 2,538,067 tonnes, for a strip ratio of 6:1.

Production was mainly focused on the Antenna pit which produced 401,109 tonnes of ore, the remainder being mined at the Ancien pit. A total of 700,229 tonnes of waste was also mined at Ancien. Waste mining commenced at Koula during the quarter with 18,063 tonnes of waste being mined.

Séguéla processed 394,837 tonnes in the quarter, producing 34,556 ounces of gold, at an average head grade of 2.79 g/t Au.

Throughput for the quarter averaged 195 tonnes per hour (t/hr), versus name plate design capacity of 154 t/hr. Mill constraints continued to be tested with throughputs of up to 220 t/hr being recorded over a seven-day period. This was achieved with a 60/20/20 blend of fresh, transitional and oxide ore, respectively. The Life of Mine (LOM) blend consists of 85% fresh rock. A relining of the mill is planned in April, and further tests will then be conducted with a blend more representative of the LOM blend. Mine design and scheduling continue with the focus being on the requirements to sustainably meet the expected higher throughput rates.

Cash cost per gold ounce sold was $459, and all-in sustaining cash cost per gold ounce sold was $948 for Q1 2024. Both were within plan and guidance.

Côte d’Ivoire has been experiencing a shortage of electricity to the national grid since mid-April, due to failures at two private power generation plants, which supply approximately 25% of the electricity to the national grid.  This has led to power cuts in neighborhoods, load shedding during peak hours, and electricity rationing to industries. Power output from one of the plants (CIPREL)has now been restored; however, restoration of supply from the second plant (AZITO) is not expected until July. The Séguéla mine continues to receive energy on a daily basis from the grid with interruptions.  The operation has emergency backup power generation capacity to sustain critical processes only.  Management is implementing various short-and medium-term mitigating measures which include operating the mill at 25% higher throughput, adjusting mine plans to prioritize higher grade Mineral Reserves, and sourcing a power backup solution for the entire operation, expected to be available on-site in July. Production in April has been only marginally affected. Management has not modified annual guidance for the Séguéla mine at this time but continues to monitor the situation closely.

Fortuna | 13

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

San Jose Mine, Mexico

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, gold and silver production, and unit costs:

	Three months ended March 31,
	2024	2023
Mine Production
Tonnes milled	181,103	246,736
Average tonnes milled per day	2,182	2,869

Silver
Grade (g/t)	147	181
Recovery (%)	89	91
Production (oz)	759,111	1,303,312
Metal sold (oz)	746,607	1,328,333
Realized price ($/oz)	23.47	22.58

Gold
Grade (g/t)	0.90	1.15
Recovery (%)	87	90
Production (oz)	4,533	8,231
Metal sold (oz)	4,460	8,355
Realized price ($/oz)	2,074	1,900

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	21.98	11.35
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	24.24	15.51

Capital Expenditures ($000's) [3]
Sustaining	–	3,772
Sustaining leases	261	162
Non-sustaining	3,477	269
Brownfields	–	1,088
[1] Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Fortuna | 14

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

In the first quarter of 2024, San Jose produced 759,111 ounces of silver and 4,533 ounces of gold, 42% and 45% decreases respectively, at average head grades for silver and gold of 147 g/t and 0.90 g/t, 19% and 22% decreases respectively, when compared to the same period in 2023. The decrease in silver and gold production, when compared to the first quarter of 2023, is explained by lower tonnes extracted and lower grades, which is consistent with the annual plan and guidance. During the first quarter, the processing plant milled 181,103 tonnes at an average of 2,182 tonnes per day, in line with the plan for the period.

The cash cost per silver equivalent ounce for the three months ending March 31, 2024, was $21.98, an increase from $11.35 in the same period of 2023. The San Jose Mine has less operational flexibility in 2024 compared to 2023, due to the reduced and more dispersed Mineral Reserves associated with the Trinidad deposit, which also increase mine costs. Production areas contain lower head grades and a higher presence of ferrous oxides in the upper levels, which impacted recoveries by approximately 2% in the quarter. Ore processed decreased by 27% due to lower tonnes mined.

The all-in sustaining cash cost per payable silver equivalent ounce for the three months ended March 31, 2024, increased by 56% to $24.24. This compares to $15.51 per ounce for the same period in 2023. These increases were mainly driven by higher cash costs and lower production, slightly mitigated by lower capital expenditure. The operation is experiencing further cost pressures driven by the continued appreciation of the Mexican peso. The Company conducts regular assessments and trade-offs between maintaining operations and opting for a care and maintenance option.

Sustaining capital expenditure has decreased as we near the anticipated closure of the mine. Drilling in 2024 was higher due to the drilling campaign at the Yessi vein, which was discovered in the third quarter of 2023. Exploration at the Yessi vein is ongoing.

Fortuna | 15

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, silver, gold, lead, and zinc production and unit costs:

	Three months ended March 31,
	2024	2023
Mine Production
Tonnes milled	137,096	125,995
Average tonnes milled per day	1,540	1,448

Silver
Grade (g/t)	87	85
Recovery (%)	82	82
Production (oz)	315,460	283,066
Metal sold (oz)	325,483	263,570
Realized price ($/oz)	23.34	22.24

Gold
Grade (g/t)	0.12	0.15
Recovery (%)	29	27
Production (oz)	150	166
Metal sold (oz)	63	22
Realized price ($/oz)	2,024	1,895

Lead
Grade (%)	3.48	3.74
Recovery (%)	91	92
Production (000's lbs)	9,531	9,509
Metal sold (000's lbs)	9,825	8,782
Realized price ($/lb)	0.95	1.02

Zinc
Grade (%)	4.46	5.21
Recovery (%)	90	90
Production (000's lbs)	12,183	13,051
Metal sold (000's lbs)	12,466	13,815
Realized price ($/lb)	1.11	1.45

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	11.61	12.74
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	17.18	16.88

Capital Expenditures ($000's) [3]
Sustaining	3,377	2,810
Sustaining leases	906	856
Brownfields	358	204
[1] Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Fortuna | 16

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

In the first quarter, the Caylloma Mine produced 315,460 ounces of silver, 11% higher compared to the first quarter 2023, at an average head grade of 87 g/t Ag.

Lead and zinc production for the quarter were 9.5 million pounds of lead, and 12.2 million pounds of zinc. Lead production was in line and zinc production decreased by 7% compared to the same period in 2023. Head grades averaged 3.48%, and 4.46%, a 7% and 14% decrease, respectively, when compared to the first quarter of 2023.

Lower metal production compared to the previous quarter was due to lower grades, which are in line with the Mineral Reserves estimates and production guidance for the year.

The cash cost per silver equivalent ounces for the three months ended March 31, 2024 was $11.61, a 12% decrease compared to the comparable period in 2023. This was primarily due to lower treatment and refining charges.

The all-in sustaining cash cost per ounce of payable silver equivalent for the three months ended March 31, 2024, increased 2% to $17.18, compared to $16.88 for the same period in 2023. The decrease in cash costs per ounce was offset by higher capital expenditure, as well as the impact of increasing silver prices on the calculation of silver equivalent ounces resulting in lower equivalent silver ounces sold.

Underground development for the quarter was mainly focused on mine levels 15, 16, 17, and 18. The increase in Brownfields expenditures is primarily attributable to greater footage, additional diamond drilling, and cost inflation.

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to March 31, 2024:

	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Sales	224.9	265.3	243.1	158.4	175.7	164.7	166.6	167.9
Mine operating income	69.9	51.9	65.9	31.9	40.4	26.0	24.7	32.5
Operating income (loss)	47.1	(77.4)	45.4	7.7	23.9	(173.1)	5.7	13.1
Net income (loss)	29.1	(89.8)	30.9	3.5	11.9	(160.4)	(4.1)	1.7

Basic (loss) earnings per share	0.09	(0.30)	0.09	0.01	0.04	(0.52)	(0.01)	0.01
Diluted (loss) earnings per share	0.09	(0.30)	0.09	0.01	0.04	(0.52)	(0.01)	0.01

Total assets	1,947.4	1,967.9	2,046.6	1,991.5	1,946.1	1,876.2	2,032.6	2,060.0
Debt	167.6	206.8	246.6	285.9	244.9	219.2	204.2	218.6

Figures may not add due to rounding

Sales decreased 15% in the first quarter of 2024 to $224.9 million compared to $265.3 million in the fourth quarter of 2023 due to lower production and partially offset by higher metal prices. Net income increased by $118.9 million compared to the fourth quarter of 2023 due to an impairment charge recognized at the San Jose Mine and a number of onetime charges in the previous quarter.

Sales increased 9% in the fourth quarter of 2023 to $265.3 million compared to $243.1 million in the third quarter of 2023 due to higher production. Net income decreased by $120.7 million compared to the third quarter of 2023 as a result of an impairment charge at San Jose and a number of onetime charges.

Fortuna | 17

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Sales increased 53% in the third quarter of 2023 to $243.1 million compared to $158.4 million in the second quarter of 2023. Sales in the quarter were impacted by the addition of Séguéla as an operating mine. Net income increased by $27.4 million compared to the second quarter of 2023 as a result of contributions from Séguéla which was in ramp-up during the previous quarter and the return to full operations at San Jose following an illegal blockade.

Sales decreased 10% in the second quarter of 2023 to $158.4 million compared to $175.7 million in the first quarter of 2023. Sales in the quarter were impacted by the illegal blockade at San Jose. Net income decreased by $8.4 million compared to the first quarter of 2023 as a result of lower sales and $7.3 million of other operating expenses related to care and maintenance, stand-by charges, and one-time payments associated with the work stoppages at Yaramoko and San Jose.

Sales increased 7% in the first quarter of 2023 to $175.7 million compared to $164.7 million in the fourth quarter of 2022 as higher gold sales and realized prices offset lower silver production. Net income increased by $172.3 million compared to the fourth quarter of 2022 as a result of an impairment charge of $182.8 million ($164.5 million net of tax) in the previous quarter.

Sales decreased 1% in the fourth quarter of 2022 to $164.7 million compared to $166.6 million in the third quarter of 2022 as lower production was offset by higher metal prices. Net loss increased by $156.3 million compared to the third quarter of 2022 as a result of an impairment charge of $182.8 million ($164.5 million net of tax) related to write-downs in the carrying values of the San Jose, Yaramoko, and Lindero cash generating units.

Sales decreased 1% in the third quarter of 2022 to $166.6 million compared to $167.9 million in the second quarter of 2022 as higher production was offset by lower realized metal prices. Mine operating income was impacted by higher processing costs and a $1.0 million write down of inventory to net realizable value at Yaramoko. Net income decreased $5.8 million compared to the second quarter of 2022 primarily due to the factors described above as well the write-off of the Tlamino property for $3.4 million.

Sales decreased 8% in the second quarter of 2022 to $167.9 million compared to $182.3 million in the first quarter of 2022 due primarily to lower sales at Yaramoko as mining finished in the QV zone and mill feed was supplemented by stockpiles reducing head grade delivered to the mill and lower head grades at San Jose. Mine operating income was lower as a result of lower sales as well as a $4.0 million write-down of inventory to net realizable value and an increase in costs due to inflationary pressures. Net income decreased $25.3 million compared to the first quarter of 2022 primarily due to the factors described above as well as higher current taxes from the recognition of withholding taxes.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $87.7 million at March 31, 2024 compared to $128.1 million at the end of 2023. The decrease was primarily the result of a $40 million repayment of the revolving credit facility as well as timing due to negative working capital movements in the quarter. Significant cash flow movements are described below.

Operating Activities

Cash flow generated from operating activities for the three months ending March 31, 2024 increased to $48.9 million compared to $41.8 million in Q1 2023. Prior to working capital adjustments, the Company generated $84.3 million compared to $67.4 million in the prior period primarily due to the addition of Séguéla as an operating mine and higher metal prices. This was offset by negative working capital movements of $35.3 million which primarily consisted of the following:

●	An increase in receivables of $7.3 million driven by an increase in VAT receivables of $3.5 million at Séguéla and $5.8 million at Yaramoko

Fortuna | 18

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

●	An increase of inventories of $9.8 million due to a $3.2 million increase in materials and supplies at Séguéla, a $2.0 million increase in finished goods at Lindero and an increase of $2.9 million in gold in circuit inventory at Yaramoko
●	A $17.3 million decrease in accounts payable primarily at Lindero due to $3.8 million to settle a deferred contract liability from the fourth quarter of 2023 due to timing of production, $1.8 million to settle export loans with local banks and $4.0 million related to timing of payments. Other payables movements were related to timing.

Investing Activities

For the three months ending March 31, 2024 the Company invested $41.3 million in capital expenditures on a cash basis consisting of $32.5 million in sustaining capital and $8.8 million in expansionary capital. Capital investments consisted primarily of the following:

Sustaining

●	$9.8 million at Lindero primarily for the construction of the heap leach pad expansion and capitalized stripping
●	$10.9 million at Yaramoko primarily for underground development
●	$8.9 million at Séguéla primarily for capitalized stripping and construction of a tailings dam raise
●	$3.8 million at Caylloma for underground development

Expansionary

●	$4.4 million related to exploration and study work at the Diamba Sud project
●	$3.5 million for exploration of the Yessi Vein and other expansionary targets at San Jose

During the period, the Company also realized an investment gain of $2.6 million related to blue chip swaps at Lindero to access a foreign exchange window opened by the government.

Financing Activities

Financing activities for the quarter primarily consisted of a $40.0 million repayment of the revolving credit facility, $3.5 million in share purchases under the Company’s NCIB program and $4.9 million related to lease payments.

Capital Resources

The Company maintains a $250.0 million revolving credit facility (“Credit Facility”). As at March 31, 2024, the Company had drawn down $125.0 million of the available credit (excluding letters of credit). The Credit Facility has a term of four years and matures on November 4, 2025. The amount available under the Credit Facility steps down to $175.0 million on November 4, 2024. Interest accrues on SOFR loans under the Credit Facility at SOFR plus an applicable margin of 2.25% to 3.25% which varies depending on the consolidated leverage levels of the Company.

The Credit Facility includes covenants customary for a facility of this nature including, among other matters, reporting requirements, and positive, negative, and financial covenants set out therein. As at March 31, 2024, the Company was in compliance with all of the covenants under the Credit Facility.

As at	March 31, 2024	December 31, 2023	Change
Cash and cash equivalents	87.7	128.1	(40.4)
Credit facility	250.0	250.0	-
Total liquidity available	337.7	378.1	(40.4)
Amount drawn on credit facility[1]	(125.0)	(165.0)	40.0
Net liquidity position	212.7	213.1	(0.4)
[1]Excluding letters of credit

Figures may not add due to rounding

Fortuna | 19

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Contractual Obligations

Significant changes to our commitments and contractual obligations as at March 31, 2024 are outlined below.

	Expected payments due by year as at March 31, 2024
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	139.4	-	-	-	139.4
Debt	45.7	125.0	-	-	170.7
Income taxes payable	41.5	-	-	-	41.5
Lease obligations	19.8	36.1	4.8	6.0	66.7
Other liabilities	-	8.4	-	-	8.4
Closure and reclamation provisions	7.2	25.7	7.9	29.4	70.2
Total	253.6	195.2	12.7	35.4	496.9
Figures may not add due to rounding

SEMARNAT Dispute

On January 5, 2023, the Company announced that it had received notice of a resolution (“SEMARNAT Resolution”) from the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) which provides that SEMARNAT has annulled and is re-assessing the 12-year extension to the environmental impact authorization (“EIA”) for the San Jose Mine that it had granted to Fortuna’s wholly-owned subsidiary, Compania Minera Cuzcatlan S.A. de C.V. (“Minera Cuzcatlan”) in December 2022.

Minera Cuzcatlan initiated legal proceedings in the Mexican Federal Administrative Court (the “Court”) to contest and revoke the annulment of the EIA, and also obtained a permanent injunction which allows the San Jose Mine to continue to operate under the terms of the 12-year EIA until the determination of these legal proceedings.

On October 30, 2023, the Company announced that the Court had ruled in favour of Minera Cuzcatlan and reinstated the 12-year EIA.  The decision of the Court has been appealed and was admitted by the Mexican Collegiate Court (the “Appeals Court”) in January 2024.  Minera Cuzcatlan filed a response with the Appeals Court in February 2024.  A decision of the Appeals Court is expected within the next six to 12 months.  The permanent injunction that Minera Cuzcatlan already has remains in effect.

Until the determination of these legal proceedings, the Company has agreed with its lenders to certain temporary restrictions under the Credit Facility (which restrictions have been reduced from those imposed by the lenders in 2023) as follows:

●	The Company may not exercise the $50.0 million accordion feature.

●	The Company must maintain a minimum liquidity balance of $70.0 million. In the event that the Company fails to maintain this minimum requirement over a period of 30 days, the availability of the credit under the facility will be reduced to $200.0 million. The credit availability will revert to $250.0 million once the Company re-establishes the minimum liquidity balance requirement over a period of 30 days.

●	The Company cannot make any cash-based permitted acquisition and investments, nor any discretionary expansionary capital expenditures.

●	The Company may not make investments in or provide financial assistance to non-guaranteeing subsidiaries in excess of $3,000,000.

Fortuna | 20

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

In the event that: (1) the permanent injunction ceases to be in effect; (2) the Court upholds the SEMARNAT Resolution, (3) an Administrative Authority issues a resolution to cease operations at the San Jose Mine, or (4) a positive unappealable decision in the Mexican Legal Proceedings is not received before December 31, 2024, the availability under the Credit Facility will be reduced to nil, and an event of default will occur thereunder.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisionally priced trade receivables of $17.8 million are the Company’s only level 2 fair valued instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

See Note 3 (section m) and Note 28 of the 2023 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 306,114,040 common shares outstanding as at May 7, 2024. In addition, there were 2,087,751 equity-settled performance share units outstanding. There were no incentive stock options outstanding.

An aggregate of 2,054,962 of these share-settled performance units issued by the Company are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

As at March 31, 2024, the Company has $45.7 million of senior subordinated unsecured convertible debentures outstanding.  The debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October. The debentures are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, resulting in the issuance of up to 9,143,000 common shares subject to adjustments in certain circumstances. Refer to Note 14 of the 2023 Financial Statements for additional details.

Normal Course Issuer Bid

On April 30, 2024, Fortuna announced that the TSX had approved the renewal of the Company’s NCIB program to purchase up to 15,287,201 of its outstanding common shares. See "Corporate Developments" for additional information.

Fortuna | 21

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions with key management personnel during the three months ended March 31, 2024 and 2023:

(a)   Key Management Personnel

During the three months ended March 31, 2024 and 2023, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

Amounts paid to key management personnel were as follows:

	Three months ended March 31,
(Expressed in $ thousands)	2024	2023
Salaries and benefits	2,931	2,829
Directors fees	215	207
Consulting fees	17	16
Share-based payments	1,741	1,260
	4,904	4,312

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Q1 2024 Financial Statements, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash costs per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA; net debt and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented except for all-in sustaining costs per silver equiavelent ounce sold. Costs associated with right of use leases were removed in Q1 2024 to better align the calculation with all-in sustaining costs per gold equivalent ounces sold.

Fortuna | 22

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs and performance.
Gold Equivalent Ounces Sold

Gold equivalent ounces are calculated by converting other metal production to its gold equivalent using relative metal/gold metal prices at realized prices and adding the converted metal production expressed in gold ounces to the ounces of gold production.

Gold Ounces Sold
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations.

Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of non-sustaining capital.

Fortuna | 23

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Free cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, including Lindero commissioning, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures.
Adjusted Net Income and Adjusted Attributable Net Income

Adjusted net income and adjusted attributable net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.

Net Income Attributable Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate Adjusted EBITDA differently.

Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

Working Capital	Working capital is non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.
Net Debt	Net debt is a Non-IFRS measure which is calculated by adding together current and long term debt and then subtracting cash and cash equivalents.	Current Debt, Long Term Debt, Cash and Cash Equivalents	Management believes that net debt is a useful indicator of the liquidity of the Company.

Cash Cost per Ounce of Gold Equivalent Sold

The following tables presents a reconciliation of cash cost per ounce of gold equivalent sold to the cost of sales in the Q1 2024 Financial Statements:

Cash Cost Per Gold Equivalent Ounce	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs

Fortuna | 24

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Sold - Q1 2024
Cost of sales	34,049	34,951	45,209	23,724	17,105	155,040
Depletion, depreciation, and amortization	(11,580)	(10,215)	(23,916)	(391)	(3,824)	(49,926)
Royalties and taxes	(253)	(4,293)	(5,472)	(704)	(354)	(11,076)
By-product credits	(424)	—	—	—	—	(424)
Other	—	—	—	6	(331)	(325)
Treatment and refining charges	—	—	—	973	1,231	2,204
Cash cost applicable per gold equivalent ounce sold	21,792	20,443	15,821	23,608	13,827	95,491
Ounces of gold equivalent sold	21,628	27,171	34,450	12,090	13,330	108,670
Cash cost per ounce of gold equivalent sold ($/oz)	1,008	752	459	1,953	1,037	879
Gold equivalent was calculated using the realized prices for gold of $2,087/oz Au, $23.4/oz Ag, $2,084/t Pb, and $2,450/t Zn for Q1 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q1 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	41,725	44,863	—	32,523	16,108	135,219
Depletion, depreciation, and amortization	(13,192)	(17,368)	—	(9,912)	(3,483)	(43,955)
Royalties and taxes	(3,926)	(3,362)	—	(1,257)	(166)	(8,711)
By-product credits	(799)	—	—	—	—	(799)
Other	15	—	—	(17)	(471)	(473)
Treatment and refining charges	—	—	—	724	5,506	6,230
Cash cost applicable per gold equivalent ounce sold	23,823	24,133	—	22,061	17,494	87,511
Ounces of gold equivalent sold	26,763	29,472	—	23,127	16,179	95,541
Cash cost per ounce of gold equivalent sold ($/oz)	891	819	—	954	1,081	916
Gold equivalent was calculated using the realized prices for gold of $1,893/oz Au, $22.5/oz Ag, $2,256/t Pb, and $3,197/t Zn for Q1 2023.
Figures may not add due to rounding

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Equivalent Sold

The following tables shows a breakdown of the all-in sustaining cash cost per ounce of gold equivalent sold for the three months ended March 31, 2024 and 2023:

AISC Per Gold Equivalent Ounce Sold - Q1 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold	21,792	20,443	15,821	23,608	13,827	—	95,491

Fortuna | 25

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

equivalent ounce sold
Royalties and taxes	253	4,293	5,472	704	354	—	11,076
Worker's participation	—	—	—	—	417	—	417
General and administration	2,879	550	1,168	1,458	1,219	10,649	17,923
Total cash costs	24,924	25,286	22,461	25,770	15,817	10,649	124,907
Sustaining capital[1]	10,405	12,033	10,188	261	4,641	—	37,528
All-in sustaining costs	35,329	37,319	32,649	26,031	20,458	10,649	162,435
Gold equivalent ounces sold	21,628	27,171	34,450	12,090	13,330	—	108,670
All-in sustaining costs per ounce	1,634	1,373	948	2,153	1,535	—	1,495
Gold equivalent was calculated using the realized prices for gold of $2,087/oz Au, $23.4/oz Ag, $2,084/t Pb, and $2,450/t Zn for Q1 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Q1 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	23,823	24,133	—	22,061	17,494	—	87,511
Royalties and taxes	3,926	3,362	—	1,257	166	—	8,711
Worker's participation	—	—	—	21	517	—	538
General and administration	1,992	889	—	1,802	1,144	8,681	14,508
Total cash costs	29,741	28,384	—	25,141	19,321	8,681	111,268
Sustaining capital[3]	8,343	16,099	—	5,022	3,870	—	33,334
All-in sustaining costs	38,084	44,483	—	30,163	23,191	8,681	144,602
Gold equivalent ounces sold	26,763	29,472	—	23,127	16,179	—	95,541
All-in sustaining costs per ounce	1,424	1,509	—	1,304	1,433	—	1,514
Gold equivalent was calculated using the realized prices for gold of $1,893/oz Au, $22.5/oz Ag, $2,256/t Pb, and $3,197/t Zn for Q1 2023.
Figures may not add due to rounding
[1] Presented on a cash basis

Fortuna | 26

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Cost Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of cash cost per payable ounce of silver equivalent sold to the cost of sales in the Q1 2024 Financial Statements:

Cash Cost Per Silver Equivalent Ounce Sold - Q1 2024	San Jose	Caylloma	SEO Cash Costs
Cost of sales	23,724	17,105	40,829
Depletion, depreciation, and amortization	(391)	(3,824)	(4,215)
Royalties and taxes	(704)	(354)	(1,058)
Other	6	(331)	(325)
Treatment and refining charges	973	1,231	2,204
Cash cost applicable per silver equivalent sold	23,608	13,827	37,435
Ounces of silver equivalent sold[1]	1,073,948	1,190,990	2,264,938
Cash cost per ounce of silver equivalent sold ($/oz)	21.98	11.61	16.53

1 Silver equivalent sold for Q1 2024 for San Jose is calculated using a silver to gold ratio of 88.4:1. Silver equivalent sold for Q1 2024 for Caylloma is calculated using a silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Q1 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	32,523	16,108	48,631
Depletion, depreciation, and amortization	(9,912)	(3,483)	(13,395)
Royalties and taxes	(1,257)	(166)	(1,423)
Other	(17)	(471)	(488)
Treatment and refining charges	724	5,506	6,230
Cash cost applicable per silver equivalent sold	22,061	17,494	39,555
Ounces of silver equivalent sold[1]	1,944,265	1,373,699	3,317,964
Cash cost per ounce of silver equivalent sold ($/oz)	11.35	12.74	11.92

1 Silver equivalent sold for San Jose for Q1 2023 is 81.2:1.Silver equivalent sold for Caylloma for Q1 2023 is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:22.3 pounds, and silver to zinc ratio 1:15.7.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Fortuna | 27

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per payable ounce of silver equivalent sold for the three months ended March 31, 2024 and 2023:

AISC Per Silver Equivalent Ounce Sold - Q1 2024	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	23,608	13,827	37,435
Royalties and taxes	704	354	1,058
Worker's participation	—	417	417
General and administration	1,458	1,219	2,677
Total cash costs	25,770	15,817	41,587
Sustaining capital[3]	261	4,641	4,902
All-in sustaining costs	26,031	20,458	46,489
Silver equivalent ounces sold[1]	1,073,948	1,190,990	2,264,938
All-in sustaining costs per ounce[2]	24.24	17.18	20.53

1 Silver equivalent sold for Q1 2024 for San Jose is calculated using a silver to gold ratio of 88.4:1. Silver equivalent sold for Q1 2024 for Caylloma is calculated using a silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q1 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	22,061	17,494	39,555
Royalties and taxes	1,257	166	1,423
Worker's participation	21	517	538
General and administration	1,802	1,144	2,946
Total cash costs	25,141	19,321	44,462
Sustaining capital[3]	5,022	3,870	8,892
All-in sustaining costs	30,163	23,191	53,354
Silver equivalent ounces sold[1]	1,944,265	1,373,699	3,317,964
All-in sustaining costs per ounce[2]	15.51	16.88	16.08

1 Silver equivalent sold for San Jose for Q1 2023 is 81.2:1.Silver equivalent sold for Caylloma for Q1 2023 is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:22.3 pounds, and silver to zinc ratio 1:15.7.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three months ended March 31, 2024 and 2023:

	Three months ended March 31,
(Expressed in millions)	2024	2023

Net cash provided by operating activities	48.9	41.8
Additions to mineral properties, plant and equipment	(32.4)	(30.4)
Gain on blue chip swap investments	2.6	-
Right of use payments	(4.9)	(3.0)
Other adjustments	(2.1)	0.1
Free cash flow from ongoing operations	12.1	8.5

Figures may not add due to rounding

Fortuna | 28

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three months ended March 31, 2024 and 2023:

	Three months ended March 31,
(Expressed in millions)	2024	2023
Net income	29.1	11.9
Adjustments, net of tax:
Community support provision and accruals[1]	(0.2)	-
Unrealized loss (gain) on derivatives	-	1.0
Accretion on right of use assets	0.9	0.6
Other non-cash/non-recurring items	(0.2)	(0.3)
Adjusted net income	29.6	13.2
[1] Amounts are recorded in Cost of sales

Figures may not add due to rounding

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three months ended March 31, 2024 and 2023:

	Three months ended March 31,
(Expressed in millions)	2024	2023
Net income	29.1	11.9
Adjustments:
Community support provision and accruals	(0.3)	(0.1)
Net finance items	6.2	2.6
Depreciation, depletion, and amortization	50.3	44.4
Income taxes	14.5	7.9
Other non-cash/non-recurring items	(4.6)	(1.4)
Adjusted EBITDA	95.2	65.3

Figures may not add due to rounding

Fortuna | 29

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Adjusted Attributable Net Income

The following table presents a reconciliation of Adjusted Attributable Net Income from attributable net income, the most directly comparable IFRS measure, for the three months ended March 31, 2024 and 2023:

	Three months ended March 31,
(Expressed in millions)	2024	2023
Net income attributable to shareholders	26.3	10.9
Adjustments, net of tax:
Community support provision and accruals[1]	(0.2)	-
Unrealized loss (gain) on derivatives	-	1.0
Accretion on right of use assets	0.9	0.6
Other non-cash/non-recurring items	(0.3)	(0.3)
Adjusted attributable net income	26.7	12.2
[1] Amounts are recorded in Cost of sales

Net Debt

The following table presents a calculation of net debt as at March 31, 2024:

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at March 31, 2024
Credit facility	$125.0
Convertible debenture	45.7
Debt	170.7
Less: Cash and Cash Equivalents	(87.7)
Total net debt[1]	$83.0
Adjusted EBITDA (last four quarters)	$335.1
Total net debt to adjusted EBITDA ratio	0.2:1
[1] Excluding letters of credit

Working Capital

The following table presents a calculation of working capital for the three months ended March 31, 2024 and 2023:

	Three months ended March 31,
	2024	2023
Current Assets	$312,025	$264,782
Current Liabilities	246,255	139,168
Working Capital	$65,770	$125,614

Qualified Person

Eric Chapman, Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

Fortuna | 30

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Risks and Uncertainties

In the exploration, development and mining of mineral deposits, we are subject to various significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: operating hazards and risks incidental to mining activities; mineral resources, mineral reserves and metal recoveries are estimated; the ability to replace mineral reserves; assumptions that the Company must make in determining production schedules, economic returns and costs; uncertainties related to new mining operations such as the Séguéla Mine, the inherent risk associated with project development; the substantial capital required for exploration and the development of infrastructure; future environmental regulation; the decision of the Court to re-instate the 12 year EIA for the San Jose Mine and its current appeal; political and economic risk in the jurisdictions in which we operate; global geopolitical risk; repatriation of funds; government regulations and permit requirements, environmental legislation; abnormal or extreme natural events; climate change; labor relations; use of outside contractors; maintenance of mining concessions, challenges to the Company’s title to its properties; the termination of mining concessions in certain circumstances; risks related to artisanal or informal mining on the Company’s properties; compliance with ILO Convention 169; maintaining relationships with local communities; reputational risk; opposition to the Company’s exploration, development or operational activities; funding for exploration and development; production risk at our operating mine sites; our ability to service and repay our debt; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; debt service obligations; breach and default under indebtedness; credit ratings; our ability to attract and retain a skilled workforce; the ability to maintain appropriate and adequate insurance across all jurisdictions; our compliance with corruption and antibribery laws and sanctions; risks related to legal proceedings that arise in the ordinary course of business; foreign currency risk; fluctuations in metal prices; our ability to sell to a limited number of smelters and off-takers; tax matters; credit risk on receivables; reclamation; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; pandemics, epidemics and public health crises; volatility in the market price of the Company’s common shares and debentures; dilution of shareholders from future offerings of the Company’s common shares or securities convertible into common shares; dividends; and competition. These risks are not a comprehensive list of the risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors' in our current Annual Information Form for the year ended December 31, 2023 as well as the section ‘Risks and Uncertainties’ in the management’s discussion and analysis for the year ended December 31, 2023 (which are available on SEDAR+ at www.sedarplus.ca), and which risks are incorporated by reference in this MD&A.

Significant changes to our financial, operational and business risks exposure during the three months ended March 31, 2024 include the following:

●	The government of Burkina Faso continues to be under fiscal pressure to fund its war efforts in the northern part of the country. This has impacted the timeliness of government payments, in particular the refund of VAT. Management continues to engage with the government and local banks to identify opportunities to collect, offset or sell its VAT holdings in Burkina Faso.
●	As part of the structure of the Lindero project and the operation of the Lindero Mine, Fortuna implemented a series of intercompany revolving pre-export financing facilities. This allows exporters to apply the proceeds of sales directly towards payment of principal and interest under the facility. As a result of elevated metal prices and the timing of capital expenditures there is a risk that there may not be sufficient room to repatriate funds under the pre-export facilities, and the Company may be required to temporarily repatriate US dollars into Argentina and convert them to Argentine Pesos.

Fortuna | 31

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

●	The Company’s mining operations use substantial volumes of water and power in the extraction and processing operations. The Company’s ability to secure sustainable supplies of water and power at a reasonable cost depends on numerous factors that may be out of its control, including global and regional supply and demand, political and economic conditions, problems affecting local supplies, and weather and environmental and climate impacts. In particular, a number of countries in the Sahel region and across West Africa were hit by a strong heatwave that struck at the end of March and is continuing. The heat was most strongly felt in the southern regions of Mali and Burkina Faso. As a result, the Company may face some restrictions to its planned processing operations due to limited water supply. Management is monitoring the supply of water to the Yaramoko Mine, its usage and are currently in the process of securing additional water supply through, increasing draw from local dams, increasing pumping from current boreholes, and investigating the trucking of water from nearby regional boreholes. In addition, subsequent to the end of the first quarter, the supply of power to the Séguéla and Yaramoko mines was affected by matters outside of the Company’s control. See “Results of Operations” – “Yaramoko Mine, Burkina Faso” and “Séguéla Mine, Côte d’Ivoire” for further information. Management continues to monitor the situation and is investigating alternative sources of power generation at its operations in Côte d’Ivoire and Burkina Faso on terms acceptable to the Company.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of our 2023 Financial Statements. There have been no subsequent material changes to these significant judgements and accounting estimates.

Changes in Accounting Policies

The Company adopted various amendments to IFRSs, which were effective for accounting periods beginning on or after January 1, 2024. These include amendments to IAS 1 (Classification of Liabilities as Current or Non-current, and Non-current Liabilities with Covenants), IFRS 16 (Lease Liability in a Sale and Leaseback), IAS 7 and IFRS 7 (Supplier Finance Arrangements), and IAS 28 and IFRS 10 (Sale or Contribution of Assets between an Investor and its Associate or Joint Venture). The impacts of adoption were not material to the Company's interim financial statements.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Fortuna | 32

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with

IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

There have been no changes in the Company’s internal control over financial reporting for the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CAUTIONARY STATEMNET ON FORWARD LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A includes certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are often, but not always, identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, “possible”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to: Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated and can be profitably produced in the future; the Company’s GHG emissions reduction target and the means of achieving the same; the Company’s long-term objectives in supporting the global ambition of net-zero emissions by 2050; the Company's plans and expectations for its material properties and future exploration, development and operating activities including, without limitation, capital expenditure, production and cash cost and AISC estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company; estimated production forecasts for 2024; estimated costs; estimated cash costs and all-in sustaining cash costs and expenditures for 2024; estimated capital expenditures in 2024; estimated Brownfields and Greenfields expenditures in 2024; exploration plans; the future results of exploration activities; the timing of the implementation and completion of sustaining capital investment projects at the Company’s mines; statements relating to the anticipated closure of the San Jose Mine; statements regarding the ongoing exploration at the Yessi vein at the San Jose Mine;  the Company’s expectation that there are no changes in internal controls during the three months ended March 31, 2024 that are reasonably likely to materially affect the Company’s internal control over financing reporting; property permitting and litigation matters; the Company’s expectation regarding the timing of the completion of the leach pad expansion project at the Lindero Mine; statements concerning the NCIB program; the Company’s plans for the mill at Séguéla; the fluctuation of its effective tax rate in the jurisdictions where the Company does business; statements that management will continue to monitor the political and regulatory environments in Argentina and in Burkina Faso and will take appropriate actions to mitigate the risks to the Company’s operations; and the Company’s expectations regarding the timeline for providing updated Mineral Resource and Mineral Reserve estimates.

Fortuna | 33

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainty relating to new mining operations such as the Séguéla Mine; that the appeal in respect of the ruling in favor of Minera Cuzcatlan reinstating the environmental impact authorization at the San Jose Mine (the “EIA”) will be successful; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian and the Israel – Hamas conflicts, and the impact they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to water availability; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; substantial reliance on the Lindero Mine, the Yaramoko Mine, the Séguéla Mine, and the San Jose Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its Credit Facilities, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; our ability to manage physical and

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024 (in US Dollars, tabular amounts in millions, except where noted)

transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares and the Company’s debentures; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares or debentures; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the debentures of the Company; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2023 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions and factors management considers reasonable as at the date of this MD&A, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; there being no significant disruptions affecting operations, whether relating to labor, supply, power, blockades, damage to equipment or other matter; continued availability of water and power sources at the Company’s operations; there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian and the Israel – Hamas conflicts or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful; expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these Forward-looking Statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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